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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                               HomeFed Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


    Common Stock, $.01 par value                            436919104
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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#773901 v3

------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 2 of 6
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          TRUST UNDER TRUST AGREEMENT DATED AUGUST 14, 1998 BETWEEN
                                                                       LEUCADIA NATIONAL CORPORATION AND JOSEPH A. ORLANDO, AS
                                                                       TRUSTEE
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              NEW YORK

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           NONE
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         50,675,812
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      50,675,812
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    NONE

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        50,675,812

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           89.6%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          00

------------------- -------------------------------------------------- -------------------------------------------------------------



------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 3 of 6
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          IAN M. CUMMING
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           NONE
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         50,675,812
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      NONE
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    NONE

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        50,675,812

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           89.6%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia
National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee.


------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 4 of 6
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          JOSEPH S. STEINBERG
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           NONE
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         50,675,812
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      NONE
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    NONE

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        50,675,812

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           89.6%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


(1) All of such shares of common stock of HomeFed Corporation are directly owned by a Trust under a Trust Agreement dated August 14, 1998 between Leucadia National Corporation for the benefit of its shareholders of record on August 25, 1998 and Joseph A. Orlando, as Trustee.

                  This Statement is Amendment No. 2 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Comission by The Trust Under Agreement Dated August 14, 1998 between Leucadia National Corporation and Joseph A. Orlando, as Trustee, Ian M. Cumming and Joseph S. Steinberg, on August 24, 1998, as previously amended, relating to HomeFed Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  See Item 4 below, the text of which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

                  On July 8, 1999, the Trust acquired an aggregate of 46,557,826 shares of Common Stock pursuant to previously disclosed stock purchase agreements. The aggregate purchase price for these shares was $8,380,400, of which $6,710,300 was advanced to the Company at the time the stock purchase agreements were executed. The remaining unpaid portion of the purchase price for these shares ($1,670,100) was paid to the Company by the Trust on July 8, 1999.

                  On May 26, 1999, the Company increased the size of its Board of Directors from five to six directors and appointed Mr. Cumming to the Company's Board of Directors. Four members of the Company's Board of Directors are currently affiliated with Leucadia.

                  Except as described above, the Beneficial Owners have no plans or intentions which would result in or relate to any of the transaction described in subpargraphs (a) through (g) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b). As of July 8, 1999, each of the Trust, Joseph S. Steinberg and Ian M. Cumming, may be deemed to beneficially own, for purposes of
Section 13(d) of the Exchange Act, 50,675,812 shares of HomeFed Common Stock, representing approximately 89.6% of the outstanding Common Stock.

                  Each of Joseph S. Steinberg and Ian M. Cumming share voting power with respect to the Shares. Pursuant to the terms of the Trust Agreement, the Trustee has sole power to dispose of the Shares.

                  (c). Except as described herein, none of the Beneficial Owners effected any transactions in shares of Common Stock during the past 60 days.

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 1999

                                    TRUST UNDER TRUST AGREEMENT DATED
                                    AUGUST 14, 1998 BETWEEN LEUCADIA
                                    NATIONAL CORPORATION AND JOSEPH A.
                                    ORLANDO, AS TRUSTEE

                                    By: /s/ Joseph A. Orlando
                                        --------------------------------------
                                        Joseph A. Orlando, as Trustee


                                        /s/ Joseph S. Steinberg
                                        --------------------------------------
                                        Joseph S. Steinberg


                                        /s/ Ian M. Cumming
                                        --------------------------------------
                                        Ian M. Cumming






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